May 13, 2005

      Mail Stop 0409

Brenda G. Gujral
Director and President
Inland American Real Estate Trust, Inc.
2901 Butterfield Road
Oak Brook, IL 60523

Re:	Inland American Real Estate Trust
	Registration Statement on Form S-11/A-1 Filed April 21, 2005 Registration No. 333-122743

Dear Ms. Gujral:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your response to previous comment 1. Please expand your disclosure in the prospectus beginning on page 175 (the Distribution
Reinvestment Plan discussion) to clarify that those who have received a copy of the prospectus and who participate in the current offering can elect to participate in and purchase shares through the reinvestment plan at any time and would not need to receive a separate prospectus relating solely to the reinvestment plan. Disclose also the information relating to your Question 6 as described in your response and the information contained in the second paragraph of your response.

2. Clarify in the first paragraph of the cover page that
40,000,000
of the shares being registered are issuable pursuant to the distribution reinvestment plan.
3. In your response to previous comment 11, revise the sixth bullet point to quantify the maximum borrowing amounts (300% of net assets).
4. Please note that your response to previous comments 2 and 3 remain under consideration and will be addressed by separate letter.
5. Please revise the table of contents so that it reflects the accurate page numbers for each section of the prospectus.
6. Please clarify in the first Q&A and throughout whether the "real estate operating companies" in which you may invest are primarily other REIT`s or take some other form, describing such form.
7. We note from your response to comment 6 that you may invest in collateralized mortgage-backed securities. Please revise the summary and throughout, including a risk factor, to discuss such investments and the risks related to such investments. Please disclose whether there is a limitation on the percentage of your portfolio that may be invested in such assets. In this connection, please revise the disclosure with respect to your discussion regarding hedging, including the risk factor discussion, to include that you may use derivative financial instruments to hedge these types of investments.
Currently, your disclosure discusses your use of derivatives to hedge exposures to changes in interest rates on loans secured by your assets. Additionally, please revise the discussion to include the types of derivative instruments that you may use, including, for example, repurchase agreements.
8. We note from your response to comment 11 that you have included a bullet point disclosing that your manager could recommend investments in an attempt to increase fees because the fees paid to it are based upon your investments. Please revise to clarify that fees are not based on the performance of your investments but rather on a percentage of invested assets and the purchase price of such assets.
9. We note your response to comment 17 that your dealer manager, which is your affiliate, and any soliciting dealer my purchase shares to reach the minimum. Please revise the cover page, summary and throughout to clarify that your affiliated dealer manager and soliciting dealers, who will receive compensation depending on the success of the offering, may purchase shares in order to reach the required minimum. Please clarify that investors should not expect that the sale of shares to reach the minimum, indicates that such sales have been made to investors who have no financial or other interest in the offering, or who otherwise are exercising independent investment discretion.
10. As a related matter, please disclose whether the dealer manager and soliciting dealer will purchase their shares under the same terms and conditions as other participants in the offering. State also whether the dealer manager and soliciting dealer will be purchasing shares for investment purposes or with a view toward distribution.
11. Supplmentally, tell us what plans the dealer manager and soliciting dealer have regarding the resale of the shares acquired to meet the minimum threshold in the offering. We note that the resale of any shares received by them other than as compensation for their services may require registration under the securities laws.
12. We note your response to comment 19 that you have deleted the question in the Q&A section related to risks and have included this disclosure in the Summary. Please note that since we view the Q&A section and the Summary section to be one section, the summary risk factor disclosure should appear no later than the second page of the summary. Please revise.
13. We note from your response to comment 22 that you have added disclosure that distributions will commence no later than 45 days after the sale of the minimum offering. Please revise to disclose, if true, that such distributions may be a return of capital since, as you disclose in the risk factors, delays could occur in locating suitable investments or if you acquire property prior to the start of construction, or at early stages of construction, it will typically take several months to complete constructions and rent available space.

Prior Performance of IREIC Affiliates-Page 57
14. We note your response to previous comment 54. Please expand your disclosure on page 57 to briefly describe how compensation paid to your sponsor, business manager and their affiliates in prior programs differs from compensation paid pursuant to the Inland American Real
Estate Trust compensation agreement.
15. In your response to previous comment 53, please tell us how you determined that the net loss suffered in fiscal 2004 by Inland Retail
Real Estate Trusts, Inc. is not a major adverse business development that should be disclosed to investors. We note the significant increase in interest expense that resulted in a net loss for the program in its Form 10-K for the year ended December 31, 2004 and that 34 of your properties were damaged by hurricanes during the year.


Appendix A
16. We note the factors mentioned in response to previous comment
62
in determining which prior programs had investment objectives similar to yours. Confirm our understanding that the stated investment objectives are exclusive to the programs disclosed in the tables. It is not clear that these objectives do not apply to all prior programs.

17. We note your disclosure that the tables provide information concerning real estate programs sponsored by IREIC which have investment objectives similar to yours. We further note from your response to comment 61 that you have provided information for a sponsor with no public track record. Tables I and II seek information on your prior performance in the most recent three years.
Since you have not sponsored more than five programs with similar investment objectives in the last three years, you should include information for each prior program, whether public or non-public, even if the investment objectives for those programs are dissimilar.
Include similar information for Tables III and IV which require prior performance disclosure for the most recent five years. Please note that as to the programs with dissimilar investment objectives those programs may be grouped together in tables I-IV. Please revise or advise.
18. Please supplementally tell us the nature of the items that make up each of operating expenses and program expenses in Table III. In this connection, please confirm whether management fees and other fees paid to affiliates have been included in either of these expense items.

  *	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Charito A. Mittelman at 202-551-3402 or me at 202-551-3780 with any questions.

Sincerely,



Elaine Wolff
Legal Branch Chief

cc:	Michael J. Choate, Esq. (via facsimile)


??

??

??

??

Brenda G. Gujral
Inland American Real Estate Trust, Inc.
May 13, 2005
Page 1